UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date	October 27, 2009	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

THIRD QUARTERLY REPORT 2009

This announcement is made by the Company pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
The financial statements of the Company for the third quarter of 2009 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

1	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the ‘‘Company’’) pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission (the ‘‘CSRC’’) in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the third quarter of 2009 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

The board of directors (the ‘‘Board’’) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this report does not contain any false information, misleading statement or material omission, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the contents of this report.

Wu Baiwang, an independent non-executive director of the Company, authorized Xie Rong, an independent non-executive director of the Company, to cast a favorable vote on his behalf.

Mr. Liu Shaoyong, the Chairman and the person-in-charge of the Company, Mr. Ma Xulun, the President and the officer-in-charge of accounting of the Company, and Mr. Wu Yongliang, the chief financial officer and the officer-in-charge of the accounting department (accounting officer) of the Company, hereby declare that the financial statements forming part of this quarterly report is true and complete.

2	BASIC PARTICULARS OF THE COMPANY

2.1	Main accounting data and financial indicators

Currency: RMB

	As at the end of the reporting period	As at the end of last year	Increase/decrease as at the end of the reporting period compared with the end of last year (%)

Total assets (RMB’000)	71,188,173.00	73,184,006.00	–2.73
Owners’ equity (or shareholders’ equity) (RMB’000)	–3,376,085.00	–11,599,346.00	70.89
Net assets per share attributable to the shareholders of listed company (RMB)	–0.44	–2.38	81.51

	From the beginning of the year to the end of the reporting period (January–September)	Increase/ decrease compared with the same period last year (%)

Net cash flow generated from operating activities (RMB’000)	5,097,005.00	207.43
Net cash flow generated from operating activities per share (RMB)	0.8648	153.83

	Reporting period (July to September)	From the beginning of the year to the end of the reporting period (January to September)	Increase/ decrease for the reporting period compared with the same period last year (%)

Net profit attributable to shareholders of listed company (RMB’000)	23,156.00	1,196,663.00	100.99
Basic earnings per share (RMB)	0.0030	0.2030	100.63
Basic earnings per share after non- recurring gains and losses (RMB)	—	–0.5035	—
Diluted earnings per share (RMB)	0.0030	0.2030	100.63

Explanation on the calculation of the earnings per share / cash flow generated from operating activities per share is as follows: the earnings per share, the earnings per share after non- recurring gains and losses and cash flow generated from operating activities per share of the Company from January to September 2009 were calculated based on the weighted average number of ordinary shares issued and outstanding of the parent company during the period from January to September, namely 5,893,646,000 shares, and the earnings per share from July to September 2009 were calculated based on the number of shares of the parent company issued and outstanding during the same period, namely 7,741,700,000, and the per-share financial data for the same period last year was calculated based on the then existing 4,866,950,000 shares.

Explanation on the calculation of the net assets per share is as follows: the net assets per share of the Company as at 30 September 2009 was calculated based on the number of ordinary shares of the parent company issued and outstanding, namely 7,741,700,000 shares, and the per-share financial data during the same period last year was calculated based on the then existing 4,866,950,000 shares.

After deducting non-recurring gains and losses and relevant amounts:

Non-recurring gains and losses items	From the beginning of the year to the end of the reporting period (January to September) (RMB’000)	Explanation

Gains or losses arising from the change in fair value of holding of financial derivative assets and financial derivative liabilities and investment gain on the disposal of financial derivative assets, financial derivative liabilities and available-for-sale financial assets, other than the valid hedging business relating to the normal business operations of the Company	2,883,567

Non-operating incomes and expenses other than the above	1,313,873	Other than bill settlement amount outside of the settlement period
Effect on minority interests	–31,802
Effect on income tax	–1,476

Total	4,164,062

2.2	The total number of the Company’s shareholders and the shareholdings of the 10 largest holders of circulating shares not subject to selling moratorium as at the end of the reporting period

Unit: shares

Total number of shareholders as at the end of the reporting period	146,437

Shareholding of the 10 largest holders of circulating shares not subject to selling moratorium

Name of shareholders (in full)	Number of circulating shares not subject to selling moratorium held at the end of the period	Class

HKSCC NOMINEES LIMITED	2,979,164,139	Overseas listed foreign shares
中國銀行－友邦華泰積極成長 混合型證券投資基金	9,199,860	RMB ordinary shares
中國建設銀行 — 鵬華價值優勢 股票型證券投資基金	4,999,930	RMB ordinary shares
中國農業銀行 — 鵬華動力增長 混合型證券投資基金(LOF)	4,956,482	RMB ordinary shares
ZHONG Yuan	3,999,978	RMB ordinary shares
浙江中邦實業發展有限公司	2,550,055	RMB ordinary shares
中國工商銀行股份有限公司 — 匯添富上證綜合指數證券投資基金	2,394,520	RMB ordinary shares
寧波凱建投資管理有限公司	2,178,315	RMB ordinary shares
DAI Yunxia	2,000,000	RMB ordinary shares
PEY LIM CHENG	2,000,000	Overseas listed foreign shares
WU SHUK LING OLIVIA	2,000,000	Overseas listed foreign shares

3	IMPORTANT MATTERS

3.1	The details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

✓ Applicable   □ Not applicable

1.
The Company recorded an increase in its total profit for the period from July to September 2009 by approximately RMB2.425 billion from the same period last year, an increase of profit of 103%. Operating income increased by approximately RMB596 million compared to the same period last year. Operating cost decreased by approximately RMB1.081 billion. Finance costs decreased by approximately RMB183 million compared to the same period last year. Non-operating incomes increased as a result of subsidy on certain routes. General and administrative expense decreased as efforts were taken to strengthen control over costs. In addition, for the reporting period, the net gain on change of fair value in respect of fuel hedging increased by approximately RMB154 million, and the cash outflow in respect of actual settlement was approximately RMB231 million.

2.
As at 30 September 2009, the short-term borrowings of the Company decreased by approximately RMB6.922 billion, and long-term borrowings increased by approximately RMB4.397 billion. It was primarily attributable to the adjustment of the structure of the long-term and shor-term liabilities of the Company. Amount received in advance increased by approximately RMB404 million compared to the beginning of the year, which was due to the increase in sale in advance of carriage as more people travelled by air under the economic stimulus policy.

3.2	Analysis of the progress of other significant events and their effects and proposed solutions

✓ Applicable   □ Not applicable

I.
The Company proposed to issue on a non-public basis not more than 1,350,000,000 A shares of the Company to specific investors at an issue price of not less than RMB4.75 per share (among which China Eastern Air Holding Company (‘‘CEA Holding’’), the controlling shareholder of the Company, intended to subscribe for not more than 490,000,000 A shares in cash). The Company also proposed to issue on a non-public basis not more than 490,000,000 H shares to CES Global Holding (Hong Kong) Limited (‘‘CES Global’’), a wholly owned subsidiary of CEA Holding, at an issue price of not less than HK$1.4 per share for cash. The resolutions in relation to the aforesaid were approved at the shareholders’ meeting and the class meetings of the Company on 7 September 2009. During the reporting period, the Company has submitted to the CSRC the application materials in connection with the issue on a non-public basis of A shares and the issue of H shares and endeavors to obtain its approval as soon as possible.

II.
The resolution in relation to the absorption by the Company of Shanghai Airlines Co., Ltd (‘‘Shanghai Airlines’’) by way of exchange of shares was approved at the shareholders’ meeting and the class meetings of the Company on 9 October 2009. During the reporting period, the Company has submitted the application materials to the CSRC and endeavors to obtain its approval as soon as possible.

3.3	The status of implementation of the matters undertaken by the Company, shareholders and the ultimate controller

✓ Applicable   □ Not applicable

I.	Undertaking in respect of share reform

1.	CEA Holding will comply with all relevant laws, rules and regulations and observe its obligations under the law and its undertaking.

2.	In particular, CEA Holding undertook that:

(1) the original non-circulating shares of the Company held by it shall not be listed and traded within 36 months from the day of the implementation of the share reform plan; (2) it shall bear all the expenses in relation to the share reform plan. CEA Holding represented that it shall perform the undertakings in good faith and accept relevant legal responsibilities. Unless the transferee(s) is/are willing and able to accept the responsibilities of the undertakings, CEA Holding shall not transfer any of those shares it held.

Status of implementation: faithfully implemented.

II.	Pursuant to the issue on a non-public basis of 1,437,375,000 A shares to CEA Holding and the issue of 1,437,375,000 H shares to CES Global, CEA Holding undertook that:

1.	Within 3 years of completion of the aforesaid non-public issue, it shall not transfer its interests in the shares of the Company obtained pursuant to such issue.

2.
Due to historical problems, some of the land and property injected by CEA Holding into the Company had not yet been transferred under the name of the Company. In this regard, CEA Holding undertook that it shall, on a best-effort basis, enable the Company to obtain the relevant land use rights certificates and property ownership certificates in relation to its capital contribution to the Company, and complete relevant legal procedures in relation to the transfer of property rights; and CEA Holding shall bear all obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property rights in a timely manner, and shall indemnify all the losses suffered by the Company in this regard.

Status of implementation: implementation in progress.

3.4
Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

□ Applicable ✓Not applicable

3.5	Implementation of the cash dividend policy during the reporting period

(1)	The Company’s cash dividend policy is as follows :

The Company may distribute its dividend by way of cash or shares. Such distribution shall emphasize the reasonable investment return to investors, and the distribution policy shall be stable and consistent. The Company shall conduct its cash distribution on a reasonable basis taking into account its own operational results and financial position and in compliance with laws and regulations as well as the requirements of securities regulatory authorities. Where the Board does not propose any cash distribution plan, reasons shall be stated in its regular reports.

(2)
No cash distribution was made by the Company in 2008. As at the end of this reporting period, the Company had a negative accumulated distributable profit, and no cash distribution is made for this reporting period.

By order of the Board China Eastern Airlines Corporation Limited Liu Shaoyong Chairman

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)

Shanghai, the People’s Republic of China

27 October 2009

4.	APPENDICES

4.1

China Eastern Airlines Corporation Limited

Combined and Parent Company’s Balance Sheet as at 30 September 2009
(Unless otherwise stated, amounts expressed in RMB’000)

Assets	30 September 2009 Combined	31 December 2008 Combined	30 September 2009 Parent company	31 December 2008 Parent company
	(Unaudited)		(Unaudited)

Current assets
Monetary capital	2,394,707	5,643,974	1,664,733	4,475,876
Tradable financial assets	—	123,998	—	123,998
Trade receivables	1,486,971	1,165,308	1,769,454	1,534,044
Prepayments	368,278	461,614	335,311	412,360
Dividends receivable	40,746	27,229	40,746	27,229
Other receivables	1,769,839	1,633,915	2,492,209	1,965,615
Inventory	958,325	871,364	766,046	707,587
Other current assets	462,700	473,667	462,700	473,667

Total current assets	7,481,566	10,401,069	7,531,199	9,720,376

Non-current assets
Financial assets available for sale	563	563	203	203
Held-to-maturity investment	257,453	—	257,453	—
Long-term equity investment	1,137,738	1,373,356	3,527,595	3,858,454
Fixed assets	54,080,291	51,826,677	45,616,826	43,826,036
Construction in progress	5,834,947	6,980,393	5,721,684	6,823,556
Intangible assets	1,431,615	1,530,418	810,087	900,600
Long-term deferred expenses	454,651	483,726	403,342	453,128
Deferred income tax assets	79,133	77,917	—	—
Other non-current assets	430,216	509,887	288,799	360,061

Total non-current assets	63,706,607	62,782,937	56,625,989	56,222,038

Total assets	71,188,173	73,184,006	64,157,188	65,942,414

Person-in-charge of the Company: Liu Shaoyong Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

China Eastern Airlines Corporation Limited

Combined and Parent Company’s Balance Sheet as at 30 September 2009 (Cont’d)
(Unless otherwise stated, amounts expressed in RMB’000)

Liabilities and shareholder’s equity	30 September 2009 Combined (Unaudited)	31 December 2008 Combined	30 September 2009 Parent company (Unaudited)	31 December 2008 Parent company

Current liabilities
Short-term borrowings	12,551,544	19,473,829	10,888,888	17,548,288
Tradable financial liabilities	2,046,252	6,641,599	2,046,252	6,641,599
Notes payable	3,079,213	3,927,851	2,972,782	3,840,087
Trade payables	11,857,013	9,605,345	9,888,070	8,419,161
Amounts received in advance	1,483,768	1,080,076	1,477,117	1,075,515
Staff remuneration payable	1,242,512	1,362,616	1,050,283	1,104,882
Tax payable	901,034	663,876	739,499	502,920
Interests payable	154,019	321,412	128,348	295,654
Other payables	1,617,580	1,699,335	1,517,925	1,657,594
Non-current liabilities due within 1 year	5,778,855	9,300,770	5,668,283	8,491,095
Other current liabilities	—	—	—	—

Total current liabilities	40,711,790	54,076,709	36,377,447	49,576,795

Non-current liabilities
Long-term borrowings	12,984,778	8,588,052	10,646,298	7,045,080
Long-term amount payable	19,821,705	21,095,315	17,714,133	18,643,316
Project amount payable	89,340	58,135	87,524	56,319
Deferred income tax liabilities	36,654	51,539	—	—
Other non-current liabilities	360,828	379,407	360,828	379,407

Total non-current liabilities	33,293,305	30,172,448	28,808,783	26,124,122

Total liabilities	74,005,095	84,249,157	65,186,230	75,700,917

Shareholder’s equity
Share capital	7,741,700	4,866,950	7,741,700	4,866,950
Capital reserve	5,220,127	1,068,279	5,151,444	999,596
Surplus reserve	—	—	—	—
Profits not distributed	(16,337,912)	(17,534,575)	(13,922,186)	(15,625,049)
Total parent company shareholder’s equity	(3,376,085)	(11,599,346)	(1,029,042)	(9,758,503)
Minority interests	559,163	534,195	—	—

Total shareholder’s equity	(2,816,922)	(11,065,151)	(1,029,042)	(9,758,503)

Total liabilities and shareholder’s equity	71,188,173	73,184,006	64,157,188	65,942,414

Person-in-charge of the Company: Liu Shaoyong Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.2

China Eastern Airlines Corporation Limited

Combined and Parent Company’s Income Statement for the nine months ended 30 September 2009
(Unless otherwise stated, amounts expressed in RMB’000)

	Jul to Sep 2009	Jul to Sep 2008	Jan to Sep 2009	Jan to Sep 2008	Jul to Sep 2009	Jul to Sep 2008	Jan to Sep 2009	Jan to Sep 2008
Items	Combined	Combined	Combined	Combined	Parent company	Parent company	Parent company	Parent company

1. Revenue	11,402,467	10,806,838	28,900,251	31,638,007	9,376,430	8,259,857	23,775,232	24,792,595
Less: Operating cost	(9,999,341)	(11,080,699)	(26,858,576)	(30,810,399)	(8,177,348)	(8,629,999)	(21,963,990)	(24,339,019)
Taxes and levies	(297,604)	(280,100)	(736,648)	(800,527)	(237,392)	(202,647)	(580,099)	(585,772)
Marketing expenses	(713,386)	(584,810)	(1,986,877)	(1,769,792)	(614,034)	(486,853)	(1,710,007)	(1,506,035)
General and administrative expenses	(356,547)	(544,233)	(990,519)	(1,526,035)	(279,456)	(440,715)	(779,388)	(1,210,620)
Finance expenses, net	(259,654)	(442,632)	(1,311,801)	410,771	(206,470)	(349,106)	(1,125,236)	553,390
Impairment loss	1,037	3,658	(44,678)	(28,781)	819	3,896	(44,896)	(28,634)

Add: Gain arising from change in fair value	144,866	(270,806)	2,958,937	18,413	144,866	(270,806)	2,958,937	18,413
Investment gain/(loss)	4,857	11,397	(24,370)	76,086	3,565	13,970	(23,768)	198,867

2. Operating profit/(loss)	(73,305)	(2,381,387)	(94,281)	(2,792,257)	10,980	(2,102,403)	506,785	(2,106,815)

Add: Non-operating income	154,408	32,882	1,402,261	567,829	143,048	25,224	1,212,474	285,853
Less: Non-operating expenses	(8,979)	(4,598)	(16,677)	(38,760)	(9,010)	(3,908)	(16,396)	(36,754)

3. Total profit/(loss)	72,124	(2,353,103)	1,291,303	(2,263,188)	145,018	(2,081,087)	1,702,863	(1,857,716)

Less: Income tax	(15,180)	(24,591)	(28,611)	(71,905)

4. Net profit/(loss)	56,944	(2,377,694)	1,262,692	(2,335,093)	145,018	(2,081,087)	1,702,863	(1,857,716)

Attributable to equity holders of the parent company	23,156	(2,333,847)	1,196,663	(2,292,226)
Minority interests	33,788	(43,847)	66,029	(42,867)

5. Earnings per share

Basic earnings/(loss) per share	0.0030	(0.4795)	0.2030	(0.4710)

Diluted earnings/(loss) per share	0.0030	(0.4795)	0.2030	(0.4710)

Person-in-charge of the Company: Liu Shaoyong Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.3

China Eastern Airlines Corporation Limited

Combined and Parent Company’s Cash Flow Statement for the nine months ended 30 September 2009
(Unless otherwise stated, amounts expressed in RMB’000)

	Nine months ended 30 Sep 2009	Nine months ended 30 Sep 2008	Nine months ended 30 Sep 2009	Nine months ended 30 Sep 2008
Items	Combined	Combined	Parent company	Parent company
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

1. Cash flow generated from operating activities
Cash received from sales of goods and provision of labour services	28,904,528	31,510,060	23,733,504	25,382,436
Other cash received related to operating activities	1,504,949	471,691	1,279,406	378,511

Subtotal: Cash inflow from operating activities	30,409,477	31,981,751	25,012,910	25,760,947

Cash paid for purchases of goods and provision of labour services	(19,097,616)	(23,348,359)	(15,909,066)	(18,297,250)
Cash paid to and for staff	(3,813,150)	(4,337,868)	(3,116,362)	(3,483,618)
Taxes paid	(1,544,542)	(1,632,513)	(1,133,324)	(1,247,603)
Other cash paid related to operating activities	(857,164)	(1,005,062)	(486,665)	(750,878)

Subtotal: Cash outflow from operating activities	(25,312,472)	(30,323,802)	(20,645,417)	(23,779,349)

Net cash flow generated from operating activities	5,097,005	1,657,949	4,367,493	1,981,598

China Eastern Airlines Corporation Limited

Combined and Parent Company’s Cash Flow Statement for the nine months ended 30 September 2009 (Cont’d)
(Unless otherwise stated, amounts expressed in RMB’000)

	Nine months ended 30 Sep 2009	Nine months ended 30 Sep 2008	Nine months ended 30 Sep 2009	Nine months ended 30 Sep 2008
Items	Combined	Combined	Parent company	Parent company
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

2. Cash flow generated from investing activities
Refund of cash from investments		38,972		38,972
Cash received from investment gains		4,116		124,324
Cash recovered from disposal of fixed assets, intangible assets and other long-term assets, net	837,158	1,797,704	803,751	46,735
Other cash received related to investing activities	100,600		92,179

Subtotal: Cash inflow from investing activities	937,758	1,840,792	895,930	210,031

Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(4,812,240)	(6,422,700)	(4,097,837)	(6,404,118)
Cash paid for investments		(384,186)		(384,186)
Other cash paid related to investing activities	(1,535,266)	(30,000)	(1,535,266)	(30,000)

Subtotal: Cash outflow from investing activities	(6,347,506)	(6,836,886)	(5,633,103)	(6,818,304)

Net cash flow generated from investing activities	(5,409,748)	(4,996,094)	(4,737,173)	(6,608,273)

China Eastern Airlines Corporation Limited

Combined and Parent Company’s Cash Flow Statement for the nine months ended 30 September 2009 (Cont’d)
(Unless otherwise stated, amounts expressed in RMB’000)

	Nine months ended 30 Sep 2009	Nine months ended 30 Sep 2008	Nine months ended 30 Sep 2009	Nine months ended 30 Sep 2008
Items	Combined	Combined	Parent company	Parent company
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

3. Cash flow generated from fund raising activities
Cash received from investment	6,985,138		6,985,138
Cash received from borrowings	29,296,136	21,164,117	26,946,936	19,296,010
Other cash received related to fund raising activities	6,042,943	4,400,265	4,595,721	4,400,265
Subtotal: Cash inflow from fund raising activities	42,324,217	25,564,382	38,527,795	23,696,275

Cash paid for debt repayment	(35,127,112)	(12,786,317)	(32,790,760)	(11,372,788)
Cash paid for distribution of dividends and profits or interest payment	(1,784,846)	(2,028,546)	(1,546,431)	(1,690,835)
Other cash paid related to fund raising activities	(7,048,922)	(5,695,360)	(5,351,586)	(4,884,544)

Subtotal: Cash outflow from fund raising activities	(43,960,880)	(20,510,223)	(39,688,777)	(17,948,167)

Net cash flow generated from fund raising activities	(1,636,663)	5,054,159	(1,160,982)	5,748,108

4. Effects of exchange rate changes on cash and cash equivalents	3,576	(54,791)	4,524	(50,069)

5. Net (decrease)/increase in cash and cash equivalents	(1,945,830)	1,661,223	(1,526,138)	1,071,364
Add: Balance of cash and cash equivalents at the beginning of the period	3,451,010	1,655,244	2,361,940	1,040,897

6. Balance of cash and cash equivalents at the end of the period	1,505,180	3,316,467	835,802	2,112,261

Person-in-charge of the Company: Liu Shaoyong Officer-in-charge of accounting: Ma Xulun
Officer-in-charge of the accounting department: Wu Yongliang